GRAND TOYS INTERNATIONAL LIMITED.
Room UG 202, Floor UG2
Chinachem Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)

Contact:
David Howell
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES ADS RATIO CHANGE
EFFECTIVE OCTOBER 1, 2007

Hong Kong - September 18, 2007. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced that it will change its current American Depositary Share (“ADS”) ratio effective October 1, 2007.

The ratio will change from the current ratio of 1 ADS for every 1 ordinary share of the Company to 1 ADS for every 5 ordinary shares of the Company. For ADS holders of the Company, the ratio change has the same effect as a one-for-five reverse split. ADS holders at the close of business on October 1, 2007 will have one ADS for every five ADSs previously held. The Bank of New York, the Company’s depositary bank, will contact registered ADS holders regarding this change. All fractional entitlements of the Company’s ADS holders resulting from the reverse split will be aggregated and sold by The Bank of New York on behalf of the ADS holders, and cash proceeds will be distributed to the ADS holders in proportion to their fractional interests. There will be no change to the Company’s underlying ordinary shares.

Jeff Hsieh, the Company’s CEO, commenting on the ADS ratio change stated “We expect this change will result in a higher ADS trading price, which should enable us to satisfy the minimum share requirement to remain on the Nasdaq Capital Market.”

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.
Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and upon information available to Grand Toys as of the date of this press release and are subject to changes in circumstances. Such statements are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Grand Toys does not have any intention or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Grand Toys cautions you not to place undue reliance upon any such forward-looking statements. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.